[redacted]

10026463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 050986

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Capital Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4221 Harborview Drive Suite 200
(No. and Street)

Gig Harbor Washington 98332
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sajan K. Thomas (253) 853-7852
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge California 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19
3/6
3/12

OATH OR AFFIRMATION

I, Sajan K. Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas Capital Group, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of WA
County of Pierce
Subscribed and sworn to (or affirmed) to before me this 2 day of Feb, 2010 by Sajan Thomas proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Myeonghwa K Kendall
Notary Public

Notary Public
State of Washington
MYEONGHWA K KENDALL
My Appointment Expires Dec 1, 2011

Sajan K. T
Signature

President & CEO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Thomas Capital Group, Inc.:

We have audited the accompanying statement of financial condition of Thomas Capital Group, Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Capital Group, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

ASSETS

Cash and cash equivalents	$ 81,657
Due from clients, net	910,044
Prepaid expenses and deposits	32,701
Furniture and equipment, net of accumulated depreciation of $58,969	39,813
Investments in private investment funds, at estimated fair value	495,119
TOTAL ASSETS	$ 1,559,334

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 8,842
Accrued liabilities	6,399
TOTAL LIABILITIES	15,241
COMMITMENTS (Note 8)	
SHAREHOLDERS' EQUITY	
Common stock, no par value, 200,000 shares authorized, 103,220 issued, and outstanding	2,974,484
Accumulated deficit	(1,430,391)
TOTAL SHAREHOLDERS' EQUITY	1,544,093
TOTAL LIABILITES AND SHAREHOLDERS' EQUITY	$ 1,559,334

See accompanying notes.

REVENUE	
Investment banking	$ 1,444,451
Interest	15,071
Realized loss on marketable securities	(6,605)
Share of loss from private investment funds	(10,285)
	1,442,632
GENERAL AND ADMINISTRATIVE EXPENSES	
Salaries and payroll taxes	1,094,828
Insurance	129,703
Rent	102,638
Office expenses	75,874
Bad debt expense	50,000
Professional fees	43,247
Travel and entertainment	31,773
Telephone	31,279
Regulatory fees and expenses	25,061
Depreciation	20,458
Taxes and licenses	12,814
Website	9,698
Interest	18
Other	23,306
	1,650,697
Out-of-pocket expenses	80,488
Less: out-of-pocket expenses reimbursed	(84,176)
	1,647,009
NET LOSS	$ (204,377)

See accompanying notes.

THOMAS CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Accumulated Deficit	Shareholders' Equity
December 31, 2008	$ 2,893,984	$ (1,194,216)	$ 1,699,768
Issuance of common stock (Note 5)	80,500	-	80,500
Shareholders' notes (Note 5)	-	(16,948)	(16,948)
Distributions	-	(14,850)	(14,850)
Net loss	-	(204,377)	(204,377)
December 31, 2009	$ 2,974,484	$ (1,430,391)	$ 1,544,093

See accompanying notes.

THOMAS CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (204,377)
Adjustments to reconcile net loss to net cash from operating activities	
Loss on disposal of equipment	3,188
Realized loss on marketable securities	6,605
Share of loss from private investment funds	10,285
Depreciation	20,458
Changes in assets and liabilities	
Sale of marketable securities	55,170
Due from clients, net	81,345
Prepaid expenses and deposits	11,961
Other assets	1,406
Accounts payable	(1,398)
Accrued liabilities	(129)
	(15,486)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(6,991)
Capital calls for investments in private investment funds	(68,193)
Redemptions from investments in private investment funds	3,192
	(71,992)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	63,552
Capital distributions	(14,850)
	48,702
NET CHANGE IN CASH	(38,776)
CASH, beginning of year	120,433
CASH, end of year	$ 81,657
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year	
Income taxes	$ -
Interest	$ 18

Non-cash investing and financing transactions:

The Company issued shares of common stock for notes receivable valued at $16,948 at December 31, 2009.

See accompanying notes.

Note 1 - Description of Operations and Summary of Significant Accounting Policies

Operations - Pursuant to a plan of reorganization effective January 1, 2008, Thomas Capital Group, Inc. (the "Company"), a Washington Subchapter S Corporation, is the successor organization to Thomas Capital Group, LLC. Thomas Capital Group, Inc. assumed all of the assets and liabilities of Thomas Capital Group, LLC, and no changes in ownership and/or control occurred. The Company continues the business of the registered predecessor broker-dealer as a private equity boutique focused on creating alternative investment products, and providing financial consulting services to large institutional investors and high net worth individuals. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's primary source of revenue is contractual retainer and placement fees.

Revenue Recognition - Revenues include fees arising from client fund offerings in which the Company acts as an agent. Revenues also include fees earned from providing financial consulting services. Generally, retainer fees for contracted services are due on a periodic basis during the estimated contract term. The Company recognizes nonrefundable retainer fees when received. A success fee is recognized when earned at the closing of a sale of an investment interest (or at the initial fund drawdown if later). Reimbursable out-of-pocket expenses are recorded as incurred.

Cash and cash equivalents - The Company may hold cash in financial institutions which exceeds the Federal Deposit Insurance Corporation (FDIC) insurable limit. The Company mitigates this credit risk by only using highly qualified financial institutions.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Due From Clients, net - The Company carries its accounts and notes receivable at cost, net of any allowance for estimated uncollectible amounts. A portion of this balance is notes with principal amounts of $1,204,032 of which $954,032 is outstanding at December 31, 2009. The interest rate on the notes ranges from 0.00% to 6.00%, payable and due with each principal payment. Principal payments are generally made in four to eight installments subject to provisions of the client contract. The Company evaluates amounts due from clients on an ongoing basis and reserves for estimated uncollectible amounts. In its evaluation, the Company assesses the credit history and current relationships with clients having outstanding balances, as well as current market conditions. Reserved amounts are written-off when they are determined to be uncollectible. Based on its evaluation at December 31, 2009, $50,000 has been reserved for or written-off.

Furniture and Equipment - Furniture and equipment are stated at cost. Depreciation is computed on the straight-line basis over three to five years. Depreciation expense totals $20,458 for the year ended December 31, 2009.

Note 1 - Description of Operations and Summary of Significant Accounting Policies (Continued)

Marketable Securities - Equity securities held for investment purposes are carried at market value as determined by the closing price of the reporting period.

Taxes - The Company has elected to be a Subchapter S Corporation for income tax purposes, and its net income or loss is included in the personal tax returns of the shareholders.

Taxes assessed by governmental authorities on revenue-producing transactions are recorded on a gross basis and are included in taxes and licenses expense on the accompanying statement of operations.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Practice Development - Costs related to marketing the Company's services are expensed as incurred.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 - Investments, at estimated fair value

NASDAQ Securities - At December 31, 2008, the Company owned 2,500 common shares of The NASDAQ Stock Market, Inc. During 2009, all shares were sold. Realized loss on marketable securities is $6,605 for the year ended December 31, 2009.

Private Investment Funds - The Company holds investments in eight (8) nonpublic investment funds with restricted marketability. No quoted market exists for these investments. Each is stated at the closing capital account value as reported by management of the underlying company (Notes 3 and 8). Management believes this valuation method most fairly presents the amount that would have been realized had the investment been redeemed as of the date of these financial statements. Net investment loss on private investment funds is $10,285 for the year ended December 31, 2009, and is included in share of loss from private investment funds on the accompanying statement of operations.

Note 3 - Fair Value Measurement

On January 1, 2009, the Company adopted FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

NOTE 3: FAIR VALUE MEASUREMENT
(Continued)

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investments in private investment funds	$ 495,119	$ -	$ -	$ 495,119
	$ 495,119	$ -	$ -	$ 495,119

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Liabilities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

Effect of Level 3 Inputs on net assets or liabilities:

	Investments in private investment funds
Balance as of December 31, 2008	$ 440,403
Realized gain (loss)	(15,600)
Change in unrealized gain (loss)	5,315
Capital calls, investment distributions	65,001
Balance as of December 31, 2009	$ 495,119

Note 4 - Furniture and Equipment

Furniture and equipment are recorded at cost.

		Depreciable Life Years
Computer Equipment	$ 34,447	3
Equipment	44,985	3-4
Furniture	15,464	5
Software	3,886	3
	98,782	
Less: Accumulated Depreciation	(58,969)	
Equipment and Furniture, net	$ 39,813	

Note 5 - Equity Offering

Effective October 31, 2009, an additional 100,000 common shares were authorized, of which 3,220 shares were immediately sold to existing shareholders and one new shareholder at $25 per share. Shareholders' notes of $18,490 were issued as a result of the transaction. The notes amortize interest-free on a straight-line basis over 24 months, with payments due monthly. At December 31, 2009, outstanding shareholder notes total $16,948, which is presented as a part of shareholders' equity on the accompanying statement of changes in shareholders' equity. This equity offering is open until February 2010.

Note 6 - Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company has net capital of $61,409, which is $56,409 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio at December 31, 2009 is 0.25 to 1.00.

Because the Company does not trade or carry securities accounts for customers or perform custodial functions relating to customer securities, it is not subject to certain other regulatory requirements of the SEC.

Note 7 - Profit Sharing Plan

Effective January 1, 2004, the Company adopted a qualified Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan after completing six (6) months of service and attaining age 21. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The profit sharing contributions are 100% vested at all times. The Company recorded no profit sharing contributions for the year ended December 31, 2009.

Note 8 - Commitments

Leases - The Company leases office space. Rent expense for 2009 totals $102,638, of which $49,410 was paid to a landlord of common ownership, and $29,580 was paid to a member of management for the rental of home office space. Future minimum rental payments under noncancellable operating leases with an initial term of at least one year as of December 31, 2009, are as follows:

Year ending December 31,	
2010	$ 44,286
2011	44,286
2012	44,286
2013	44,286
2014	44,286
2015 & thereafter	22,143
	$ 243,573

The Company has commitments under subscription agreements to contribute capital to eight (8) private investment funds amounting to approximately $949,000 at December 31, 2009, of which $658,844 has been paid (Note 2). Capital contributions shall be made upon advance written notice by the general partner, which notice shall describe in reasonable detail the expected use of the funds being called.

Note 9 - Major Clients

During 2009, three (3) clients accounted for approximately $1,406,782 or 99% of the Company's total revenues. At December 31, 2009, two of these three clients also owe the Company approximately $907,240, or nearly 100% of amounts due from clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty (Note 1).

Note 10 - Subsequent Event

Subsequent to the Company's year end, but prior to the issuance of the financial statements, the Board of Directors of the Company declared a distribution of $100,000 paid February 1, 2010, pro-rata to the shareholders of record as of the close of business on January 29, 2010. Said distribution resulted in no adverse effect on the required minimum net capital or the ratio of aggregate indebtedness to net capital. Additionally, no adjustments have been made to these financial statements.

Note 11 - Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

SFAS/ASC Number	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After 12/15/08
SFAS 157/ ASC 820	Fair Value Measurements	After 11/15/08
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08
SFAS 165/ ASC 855	Subsequent Events	After 06/15/09
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After 11/15/09
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After 11/15/09
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After 09/15/09

*Currently being processed for inclusion in the Codification

Note 11 - Recently Issued Accounting Standards
(Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the SEC. A copy of the report is available for examination at the Company's office or at a regional office of the SEC.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL

Shareholders' equity	$ 1,544,093
Deductions	
Due from clients, net	910,044
Prepaid expenses and deposits	32,701
Securities not readily marketable, at estimated fair value	495,119
Furniture and equipment, net	39,813
Haircut on money market funds	7
Other haircuts	5,000
Net capital	61,409
Minimum net capital required	5,000
Excess net capital	$ 56,409

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities and aggregate indebtedness	$ 15,241

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Percentage of aggregate indebtedness to net capital	25%
Ratio of aggregate indebtedness to net capital	0.25 to 1.00

The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2009, computed by the Company in its unaudited Form X-17A-5, Part IIA, does not differ significantly from the above computation, which is based on audited financial statements.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

Thomas Capital Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Thomas Capital Group, Inc.:

In planning and performing our audit of the financial statements of Thomas Capital Group, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2010

Thomas Capital Group, Inc.

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Thomas Capital Group, Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments (Form SIPC- 7T) of Thomas Capital Group, Inc. ("the Company") for the period from April 1, 2009 to December 31, 2009. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the quarter ended December 31, 2009, with the amounts reported in General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Thomas Capital Group, Inc. taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Thomas Capital Group, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2009

	Amount
Total assessment	$ 3,419
SIPC-4 general assessment Payment made on January 14, 2009	(150)
SIPC-7T general assessment Payment made on February 16, 2010	(3,269)
Total assessment balance (overpayment carried forward)	$ 0

Thomas Capital Group, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2009